Filed by Ackrell SPAC Partners I Co.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ackrell SPAC Partners I Co.

Commission File No.: 001- 39821

Date: January 11, 2022



BLACKSTONE®

INVESTOR PRESENTATION

Proposed Business Combination with Ackrell SPAC Partners I Co.
(NASDAQ: ACKIU)

PROPRIETARY AND CONFIDENTIAL

JANUARY 2022

BLACKSTONE

DISCLAIMER

Disclosures – This presentation is being provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the "proposed business combination") between North Atlantic Imports, LLC d/b/a Blackstone Products (the "Company") and Ackrell SPAC Partners I Co. ("Ackrell"). Neither this presentation, nor any of the information contained herein, is intended to be used by the recipient for any other purpose or distributed to any third party without the express written consent of the Company. The information contained herein does not purport to be all-inclusive and none of Ackrell, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation. The contents herein are not to be construed as legal, business or tax advice, and the recipient should consult its own attorney, business advisor and tax advisor as to legal, business and tax advice.

Forward-Looking Statements – This presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. For example, projections of future net revenue, gross profit, gross margin, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements through the use of words or phrases such as "may", "should", "could", "predict", "potential", "believe", "will likely result", "expect", "continue", "will", "anticipate", "seek", "estimate", "intend", "plan", "projection", "would" and "outlook", or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature, but the absence of such words does not mean that a statement is not forward-looking. These forward-looking statements are not historical facts and are based upon estimates and assumptions that, while considered reasonable by Ackrell and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to those listed in Appendix A: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Ackrell, the Company, the combined company or other following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Ackrell, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Ackrell or the Company as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the Company's estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) the Company's inability to increase outdoor cooking market penetration or expand the categories for outdoor cooking; (12) the addressable market the Company intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with any international or product line expansion; (14) the Company's inability to expand and diversify its supply chain; (15) the loss of any key executives; (16) the loss of any relationships with key retailers; (17) the loss of any relationships with key suppliers; (18) the inability to protect the Company's patents and other intellectual property; (19) lower than expected attachment rate and cross-selling capabilities for new products; (20) new technologies that compete with the Company in the griddle market and other outdoor cooking markets; (21) the inability to increase engagement with end-users via social media or other digital channels; (22) fluctuations in sales of the Company's major customers; (23) the Company's ability to execute its business plans and strategy; (24) the Company's ability to maintain sufficient inventory and meet customer demand; (25) the Company's inability to deliver expected cost and manufacturing efficiencies; and (26) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Ackrell. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date on which they are made, and neither Ackrell nor the Company undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Financial Data and Use of Projections; Non-GAAP Financial Measures – The historical financial data included in this presentation does not conform to Regulation S-X. In addition, the historical financial information included herein (i) may not include all adjustments required by the generally accepted accounting principles in the United States ("GAAP") under the Public Company Accounting Oversight Board ("PCAOB") standard, and (ii) is preliminary and subject to change, including in connection with the audit of the Company's financial statements under the PCAOB standard for its fiscal years ended December 31, 2018, 2019 and 2020, which has not been completed. The Company's independent registered public accounting firm, Marcum LLP, has not audited or reviewed, and does not express an opinion with respect to, any of the financial information or data included in this presentation. Such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement, registration statement or prospectus to be filed with the SEC. This presentation contains projected financial information for the Company with respect to certain financial metrics for the Company. Neither Ackrell's nor the Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying such projections are inherently uncertain and subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the projections contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year.

In addition, this presentation includes references to non-GAAP financial measures, including but not limited to EBITDA and Adjusted EBITDA. Such non-GAAP measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.

DISCLAIMER – CONTINUED

Financial Data and Use of Projections; Non-GAAP Financial Measures (continued) – The Company believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating actual and projected operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and other amounts that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and other amounts are excluded or included in determining these non-GAAP financial measures. You should review the Company's audited financial statements, which will be included in the registration statement relating to the proposed business combination.

Industry and Market Data – Unless otherwise indicated, information contained in this presentation concerning the Company's industry, competitive position and the markets in which it operates is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly-available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. While the Company believes that such third-party information is reliable, the Company has not independently verified, and makes no representation as to the accuracy or completeness of, such third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's or the combined entity's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company.

Trademarks – The trademarks, service marks, trade names and copyrights included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or Ackrell.

No Offer or Solicitation – This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act.

Important Information for Investors and Stockholders – In connection with the proposed business combination, Ackrell intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement to be distributed to Ackrell stockholders in connection with Ackrell's solicitation of proxies for the vote by Ackrell's stockholders with respect to the proposed business combination and other matters to be described therein, as well as the prospectus relating to the offer of the securities to be issued to the Company's stockholders in connection with the completion of the proposed business combination. This presentation does not contain all the information that should be considered in the proposed business combination. It is not intended to form any basis of any investment decision or any other decision in respect to the proposed business combination. Ackrell stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto, when available, in connection with Ackrell's solicitation of proxies for the special meeting to be held to approve the transaction contemplated by the proposed business combination because the materials will contain important information about the Company, Ackrell, and the proposed transactions. The definitive proxy statement/prospectus will be mailed to Ackrell stockholders as of a record date to be established for voting on the proposed business combination when it becomes available. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, including any amendments thereto, once they are available, without charge, at the SEC's website at www.sec.gov or by directing a request to Ackrell at 2093 Philadelphia Pike #1968 Claymont, DE 19703. Additionally, all documents filed with the SEC can be found on Ackrell's website, www.ackrellspac.com.

Participants in the Solicitation – The Company and Ackrell and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Ackrell stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Ackrell in Ackrell's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Ackrell's stockholders in connection with the proposed business combination will be included in the definitely proxy statement/prospectus the Ackrell intends to file with the SEC.

Risk Factors – For a non-exhaustive description of the risks relating to an investment in the proposed business combination, please review "Risk Considerations" in Appendix A.

The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.

Neither the SEC nor any securities commission or other regulatory authority of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the proposed business combination contemplated hereby or determined that this presentation is truthful or complete. Any representation to the contrary is a criminal offense.


BLACKSTONE

TABLE OF CONTENTS



1 EXECUTIVE SUMMARY

BLACKSTONE

OUR MISSION



Make outdoor cooking ACCESSIBLE to all, for EVERY MEAL

Unlock food VARIETY

Create an EXPERIENCE, not just sell a product

Bring families and communities TOGETHER

DEFINE and lead the griddle category

Deliver unbeatable QUALITY to our customers



BLACKSTONE AT A GLANCE

Blackstone by the Numbers

$458M 2021E Net Revenue	**$608M** 2022E Net Revenue	**72% | 37%** '16-'20[1] | '21E-'24E Net Revenue CAGR
$58M 2021E Adjusted EBITDA[4]	**$81M** 2022E Adjusted EBITDA[4]	**78**[2,3] Net Promoter Score *(vs. 60-70 for Competitors)*[5]
80% Griddle Market Share[3]	**6.7M** Griddles Sold 2016 - 2021E *(Including 2.5M Griddles in 2021E)*	**24** Registered Patents With Additional 31 Pending

Key Product Categories

Griddles



75% of 2021E Net Revenue

Branded Accessories



21% of 2021E Net Revenue

Branded Consumables



4% of 2021E Net Revenue

Key Retailer Categories

Major Outdoor Cooking Market Retailers

Walmart, Lowe's, amazon

Independent & Club Retailers

ACE, Dick's Sporting Goods, sam's club

Specialist Retailers & Others

Camping World, Dunham's Sports, Tractor Supply Co

Source: Company information. | (1) Derived from the Company's financial statements audited pursuant to GAAP in accordance with private company audit standards. The Company is in process of completing an audit of its financial statements in accordance with PCAOB audit standards for its fiscal years ended December 31, 2018, 2019 and 2020; (2) NPS of 78 across customers and 76 for broader market; (3) Per Burshek Research & Consulting; (4) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP; (5) Per competitors' filings.

BLACKSTONE

MARKET OPPORTUNITY

Large and underpenetrated U.S. and international addressable market
Addressable market expected to continue to grow, driven by Blackstone's unique customer proposition

United States[1]

(Households in Millions)

Total U.S. Households

140M
Blackstone Penetration[2]: 3%

Key Trends

U.S. population expected **to grow by 2.0M** people per year through 2060E

TAM

Total Addressable Market: U.S. households that own an outdoor appliance and use it at least once a year

83M
Blackstone Penetration[2]: 5%

Griddle expected **to double share** of U.S. outdoor cooking market from 8% in 2019 **to 16%** by 2023E

Griddle **expected to expand traditional outdoor cooking industry**

SAM

Serviceable Addressable Market: U.S. households that use an outdoor appliance at least once a year with interest in purchasing a Blackstone product

66M[3]
Blackstone Penetration[2]: 6%

Increasing awareness of the griddle and the Blackstone brand

$458M
Net Revenue in 2021E

Global



$5,700M
TAM

Reflects estimate that the $2,850M U.S. total addressable market[4] represents 50% of the global market

Source: Company information, Burshek Research & Consulting and U.S. Census Data. | (1) Estimated based on census data and survey analysis; (2) The percentage of current TAM and SAM that Blackstone has reached with its products is based on an installed base of approximately 4.1M Blackstone griddles sold in the U.S. from 2016 to 2020; (3) Based on U.S. TAM and a 793 non-customer survey in 2020 in which 80% of respondents expressed moderate to high likelihood of purchasing a Blackstone product; (4) Derived from top-down analysis of 2019 revenue of leading outdoor cooking companies.

BLACKSTONE

KEY INVESTMENT HIGHLIGHTS

1 Dominant Position in Rapidly Growing Griddle Category

Created the category of at-home outdoor griddle cooking that is expected to continue to grow rapidly

80%
Of U.S. griddle market share

2x
Growth of griddle market share of total outdoor cooking category 2019 – 2023E

2 Lifestyle Brand with Passionate and Engaged Consumer Community

Blackstone is an enthusiast brand that the Company believes is synonymous with the griddle category

76%
Of customers (and aware non-customers) have positive brand impression

620K+
Followers across major social media platforms

3 Driver of New Product Development

Leading category innovation with strong future pipeline of new products and features

24
Patents and 31 additional patents pending

5
New product lines in development, with enhancements planned for numerous existing lines

4 Proven Go-to-Market Strategy

Deep relationships with key retailers across channels

87%
Of 2020 net revenue from customers of >5 years

50%+
Of Walmart outdoor cooking category shelf-space[1]

5 Strong Historical Financial Performance

Strong historical top-line growth and high cash generation

72%
2016 – 2020 net revenue CAGR[2]

98%
2020 cash conversion[2,3,4]

6 Significant White Space for Growth

Attractive future growth prospects driven by strategic initiatives, such as increasing market penetration and expanding internationally

37%
2021E – 2024E net revenue CAGR

~17%
2024E adjusted EBITDA margin[4]

7 Founder-Led Management Team

Dedicated management team led by founder Roger Dahle

13
Years spent by Roger Dahle at the helm

45%
Roger Dahle pro forma ownership[5]

Source: Company information and Burshek Research & Consulting. | (1) Company estimate; (2) Derived from the Company's financial statements audited pursuant to GAAP in accordance with private company audit standards. The Company is in process of completing an audit of its financial statements in accordance with PCAOB audit standards for its fiscal years ended December 31, 2018, 2019 and 2020; (3) Calculated as (Adjusted EBITDA – CapEx) / Adjusted EBITDA; (4) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP; (5) Pro forma ownership (i) includes approximately 17.6 million RSUs expected to be awarded to Roger Dahle with annual cliff vesting over a 7 year period commencing on the third anniversary of the consummation of the proposed business combination, and (ii) assumes downside protection feature is not triggered, see p.39 for further details and assumptions

2 BUSINESS OVERVIEW



MEET BLACKSTONE

The leading griddle brand that is redefining the outdoor cooking experience


BLACKSTONE
COVER



BLACKSTONE

BROAD AND HIGH QUALITY PRODUCT PORTFOLIO

We believe that Blackstone has a market leading griddle portfolio complemented by a broad range of higher-margin branded accessories and consumables

GRIDDLES

$343M
2021E Net Revenue



Gross Margin: ~17%

75% of 2021E Net Revenue

- Versatile everyday cooking application that can be used across breakfast, lunch and dinner
- 2008 introduction of the Blackstone 36" Griddle helped establish the category
- Blackstone griddle portfolio includes 10 active product lines with additional lines in development
- 70+ individual models

BRANDED ACCESSORIES

$96M
2021E Net Revenue



Gross Margin: ~31%

21% of 2021E Net Revenue

- Higher-margin branded accessories that complement the griddle portfolio
- 7:1 attachment rate (including consumables) signifies large complementary revenue opportunity[1]
- 70+ SKUs of accessories at Walmart

BRANDED CONSUMABLES

$19M
2021E Net Revenue



Gross Margin: ~22%

4% of 2021E Net Revenue

- Branded consumables made specifically for cooking with griddles
- Recurring revenue opportunity with high attachment rate and cross-selling potential

Source: Company information. | (1) Projected attachment rate in 2022E.

BLACKSTONE

GROWING PREMIUMIZATION OF PRODUCT PORTFOLIO

Expanding griddle portfolio with increasing premium offering and broadening customer base

The Original Blackstone Griddle	Adventure Ready	Pro Series	Griddle Plus by Blackstone	E-Series by Blackstone	Blackstone Culinary	Patio Collection
2008+	2018	2018	2019	2020	2020	2021
The original, classic line of Blackstone griddles designed for the outdoor lifestyle indulgent	The on-the-go, portable and travel-light version, ready for anything, anywhere; built for the outdoors and beyond	Designed as the perfect home base companion to the world traveler and enthusiast	The family-friendly edition, with a little something for everybody and versatile use across your food	Created to bring the outdoor griddle cooking style inside	Built for the culinary artiste, with a bevvy of additional features for the full chef experience	For the adventurous, family-oriented millennial who needs both a quick weekday meal and a weekend BBQ
						
PRICE RANGE						
\$149 - \$447	\$79 - \$199	\$379 - \$597	\$329 - \$815	\$149 - \$259	\$139 - \$699	\$699 - \$999
TARGET CUSTOMER						
Age: ~50 Yearly Income: \$50k Family Size: ~4	Age: ~35 Yearly Income: \$60k Family Size: ~3	Age: ~60 Yearly Income: \$100k Family Size: ~6+	Age: ~40 Yearly Income: \$70k Family Size: ~4	Age: ~45 Yearly Income: \$85k Family Size: ~5	Age: ~55 Yearly Income: \$85k Family Size: ~4	Age: ~40 Yearly Income: \$80k Family Size: ~3
KEY RETAILERS						
Amazon, Dick's, Ace	Walmart	Walmart	Walmart	Walmart	Lowe's	Ace, Tractor Supply Co

Source: Company information. | Note: OTG, RV / Camp and Culinary Pro product lines not shown.

A NEW COOKING PLATFORM THAT'S IGNITING A MEDIA MOVEMENT

Original content, live events, branded channels, social media – all working together to create excitement and community around a fresh cooking experience

Original Content
For a fun new way to cook



Live Events
Building excitement while creating community



Branded Channels
Expanding digital distribution to go directly to our audience


BLACKSTONE
NETFLIX
hulu
BLACKSTONE

Social Media
An energized digital community hungry for content

- **> 1.5 million** Griddle group members
- **> 100 thousand** Blackstone subscribers
- **> 490 million** #blackstone views
- **> 140 thousand** Blackstone followers

Source: Company information.

Blackstone

WHY THE GRIDDLE?

Product		Ease of Use	Speed of Cook	Meals: Breakfast	Meals: Lunch	Meals: Dinner
GRIDDLE				✓	✓	✓
GAS GRILL				-	✓	✓
CHARCOAL GRILL				-	✓	✓
SMOKER				-	-	✓

= easiest / fastest   = hardest / longest

Key Advantages of the Griddle

- ✓ Convenient and easy to use
- ✓ Fast and fun
- ✓ Simple to clean, fewer dishes
- ✓ Cooks the largest variety of food
- ✓ Versatile (3 meals/day, 365 days/year = 1,095 meals)
- ✓ Communal
- ✓ Portable

Source: Company information. | Note: Illustrative comparative assessment

DEEP CUSTOMER RELATIONSHIPS ACROSS MULTIPLE CHANNELS

Long-standing relationships with the key retailers

Penetration of Largest Retailers

(% of 2020 Net Revenue)



Other 15%
DTC 5%
Top Customer 57%
Top 2 - 5 Customers 23%

Long-Standing Customer Relationships

(% of 2020 Net Revenue by Customer Tenure)



<5 Years 13%
>5 Years 87%

Unique Access to the Broader Channel Set

Major Outdoor Cooking Market Retailers

- Walmart: 5+ years
- Lowe's: 2
- amazon.com: 5+

~75% of Net Revenue

Independent & Club Retailers

- Ace: 5+
- Big 5 Sporting Goods: 3
- Dick's Sporting Goods: 4
- Meijer: 4
- Sam's Club: 5+
- Sportsman's Warehouse: 5+
- Target: 5+

~15% of Net Revenue

Specialist Retailers & Others

- Blain's Farm & Fleet: 2
- Cabela's: 5+
- Camping World: 4
- Do it Best: 5+
- Dunham's: 2
- Field & Stream: 2
- Fleet Farm: 5+
- Gander Mtn: 2
- 5+
- Orscheln Farm & Home: 3
- RC Willey: 4
- Scheels: 3
- Tractor Supply Co: 4
- True Value: 5+
- Wallace: 5+

~10% of Net Revenue

(# Years Relationship)

Source: Company information.

PILLARS OF GROWTH STRATEGY

Identified and actionable opportunities to grow domestically and internationally

Further Market Penetration


BLACKSTONE

- Continue to grow awareness of griddle cooking and the Blackstone brand
- Further penetrate the addressable market

International Expansion



- Expand into new international markets across Europe, Asia and Latin America
- Leverage broad multi-cultural appeal of griddle cooking
- Build on demonstrated demand

New Product Development


BLACKSTONE
Exclusive Lines
Mobile Lines
Product Segments
Customer Segments
Premium Lines

- Extend product line based on new technologies and designs
- Develop higher ticket and / or margin products, such as pizza ovens and additional accessories and consumables

Direct-To-Consumer



- Leverage digital customer engagement to increase proportion of DTC sales
- Further own and deepen relationships with the end-user

SCALE, MOMENTUM AND ENGAGEMENT

Blackstone is an enthusiast brand with highly engaged user communities

Search Volume Illustrates Potential Demand

53% of consumers search Amazon first when purchasing products digitally[2]

Amazon Searches[3]



BLACKSTONE
TRAEGER

Strong Social Media Growth[1]

Blackstone's social following is growing at a rapid pace



(M)
0.8
0.6
0.4
0.2
0.0
2019
2020
2021
BLACKSTONE
281% Growth
(M)
2.0
1.5
1.0
0.5
0.0
2019
2020
2021
TRAEGER
70% Growth
27% Growth

Highly Active & Engaged Social Communities

Blackstone users gather in larger numbers than comparable online communities

Organic User Group Members[4]



1,528,000
505,000
323,000
BLACKSTONE
TRAEGER

Source: Dynata, Helium10, Rival IQ and Facebook. | (1) Rival IQ Follower Growth Combined for Twitter, Facebook, Instagram, YouTube and TikTok from August 5, 2019 to September 2, 2021; (2) ChannelAdvisor as cited in company blog conducted by Dynata, October 9, 2020; (3) Helium10 Data Estimated Monthly Amazon Search Volume for Blackstone, Blackstone Griddle, Traeger, Traeger Grill, Traeger Smoker, Weber and Weber Grill from August 28, 2020 to August 27, 2021; (4) Combined Top 10 organically created Facebook user group members per brand as of September 6, 2021.

INTERNATIONAL EXPANSION

We believe that the griddle has greater international compatibility and consumer awareness than other outdoor cooking methods

International Opportunities Abound


EMEA[1]
Mexico
BLACKSTONE
APAC[2]
South America

Broad multi-cultural acceptance of griddle cooking and greater awareness internationally, primarily in Asian and Spanish-influenced cultures

Griddling seen as natural method of cooking for large groups and entertainment

Blackstone Projected International Net Revenue Evolution


(% of Net Revenue)
International
<1%
2021E
North America
>99%
International
~25%
Target
North America
~75%

- Made key hires in sales and marketing focused on international expansion
- In active discussions with key retailers in Canada, Mexico, Australia and Europe

Peer International Net Revenue


(% of FY2020 Net Revenue)
EMEA[1] and APAC[2]
42%
weber
Americas
58%
International
3%
TRAEGER
North America
97%

Source: Company information, Weber S-1 filing and Traeger S-1 filing. | (1) Europe, Middle East and Africa; (2) Asia-Pacific.

INTRODUCTION TO XIAMEN COWELL

Long-standing relationship with key supplier

Cowell 钢宇集团

- Current majority shareholder and primary manufacturer of Blackstone griddles
  - Will own ~26% of pro forma Blackstone equity[1]
- Family-owned business based in Xiamen, China, focused on manufacturing and developing steel-based products
- More than 2,000 employees (up to 3,500 during the peak manufacturing season)
- Dedicated factory at Fugang to support Blackstone manufacturing activities
- Xiamen Cowell continues to invest in and expand capacity at Fugang
- Manufacturing supply agreement in place

Passed "Qualified Supplier Evaluation" conducted by Walmart

Facilities ISO9001 Quality Management Systems Certification compliant

Fugang



Fugang Facility Map



Source: Company information. | (1) Pro forma ownership (i) includes approximately 17.6 million RSUs expected to be awarded to Roger Dahle with annual cliff vesting over a 7 year period commencing on the third anniversary of the consummation of the proposed business combination, and (ii) assumes downside protection feature is not triggered, see p.39 for further details and assumptions.

SUPPLY CHAIN EVOLUTION

We plan to further diversify our supplier base geographically, including further manufacturing in the U.S.

Diversifying Supplier Base Geographically



2021
Future
Griddles & Other
Other
Accessories and Covers
Other
Consumables

KEY ACTIONS

- In active discussions with suppliers across South East Asia (Vietnam, Philippines, Cambodia) and other regions in China
- Negotiating with U.S. suppliers for high-end griddles and accessories
- Hired employees to focus on expanding supply chain

KEY OBJECTIVES

✓ Reduce supplier costs / increase margins
✓ Reduce tariffs / geopolitical risk
✓ Increase production capacity
✓ Increase supplier diversification

Source: Company information.

FOUNDER-LED MANAGEMENT TEAM

Passionate management team that is invested in the Company's long-term future



ROGER DAHLE
Founder & CEO



JAMES MCCORMICK
Chief Financial Officer



PERRY JENSEN
Vice President, Sales



MIKE MOSER
Vice President, Operations



SCOTT STEVENSON
Vice President, Marketing

Full-time (165) and Part-time (14) Employees

Department	Count
Accounting and Finance	12
Administrative Services	3
Customer Service and HR	20
Executive	10
Information Technology	3
Operations	73
Research and Development	24
Sales and Marketing	34
Total	**179**

Other Key Management

JC BUSH
Director, Product Development

VINCENT CHEN
Director, Accounting

BOB HEBNER
Director, Sourcing

JARED JENSEN
Director, Specialty Markets

SHERRIE LECHEMINANT
Director, Human Resources

MARK MCCONKIE
Director, Compliance

Source: Company information.



3 FINANCIALS

BLACKSTONE

HISTORICAL FINANCIAL PROFILE

Proven track record of net revenue growth and cash generation, with a 72% net revenue CAGR 2016 – 2020

Net Revenue ($M) and % YoY Growth[1]


2016 – 2020 CAGR: 72%
$33
$67
$109
$153
$293
$455
2016
2017
2018
2019
2020
LTM[3]
92%
103%
62%
40%
92%

Gross Profit ($M) and % Margin[1]


2016 – 2020 CAGR: 65%
$8
$20
$11[2]
$25[2]
$60
$91
2016
2017
2018
2019
2020
LTM[3]
24%
29%
10%
17%
20%
20%

Adjusted EBITDA[4] ($M) and % Margin[1]


2016 – 2020 CAGR: 65%
$5
$11
($2)
$4
$33
$55
2016
2017
2018
2019
2020
LTM[3]
14%
16%
NM
3%
11%
12%

Free Cash Flow Conversion[1,4,5] (%)


97%
93%
Average[6]: 91%
NM
76%
98%
89%
2016
2017
2018
2019
2020
LTM[3]

Source: Company information. | (1) Except LTM, derived from the Company's financial statements audited pursuant to GAAP in accordance with private company audit standards. The Company is in process of completing an audit of its financial statements in accordance with PCAOB audit standards for its fiscal years ended December 31, 2018, 2019 and 2020; (2) Cost of goods sold in 2018 and 2019 includes approximately $9.6M and $3.7M, respectively, related to extraordinary supplier price increases implemented in Q1 2018. Cost of goods sold in 2019 also includes approximately $1.0M related to non-recurring freight fees; (3) As of November 30, 2021; (4) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP. EBITDA and Adjusted EBITDA in 2018 and 2019 are not adjusted for approximately $9.6M and $3.7M, respectively, related to extraordinary supplier price increases implemented in Q1 2018. See p.56 for reconciliation from Net Income to Adjusted EBITDA; (5) Calculated as (Adjusted EBITDA – CapEx) / Adjusted EBITDA; (6) Excludes 2018.

STRONG MOMENTUM IN 2021

Blackstone has demonstrated strong momentum in 2021 with net revenue up 62% year on year through November 30th
Limited sales seasonality as Blackstone griddles have extended the traditional outdoor cooking season

Quarterly Net Revenue ($M)


Jan
Feb
Mar
-
-
-
Apr
May
Jun
National Griddle Week
Memorial Day
Father's Day
Jul
Aug
Sep
4th of July
-
Labor Day
Oct
Nov
Dec
-
Black Friday
Christmas
YoY Growth:
+105%
+60%
+16%
+69%
$49
$100
$87
$139
$88
$102
$69
$117
Q1
Q2
Q3
Q4
% Total Net Revenue¹:
20%
30%
25%
25%
2020 Actual
2021 Actual
2021 Budget

Source: Company information | Note: Fiscal year ended December of each respective year. (1) Total net revenue includes 2020 actual and 2021 actual or budget as presented.


4
CLOSING
REMARKS
BLACKSTONE
BLACKSTONE
BLACKSTONE
BLACKSTONE